[LETTERHEAD]
                     Default Proof Credit Card System, Inc.
                                1545 Miller Road
                             Coral Gables, FL 33146
                          #305-666-1460, #305-665-3462

July 28, 2005

                                   VIA EDGAR

Cicely Luckey
Division of Corporate Finance
United States Securities and  Exchange Commission
450 Fifth Street, N. W.
Mail Stop 04-09
Washington, D.C.
20549

Re: Default Proof Credit Card System, Inc. Form 10KSB/A File No. 000-24444

Dear Ms. Luckey:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated July 18, 2005 regarding our 10-KSB/A file No. 000-24444. 2005. We are providing the following letter containing our responses.

COMMENT 1: Report of Independent Registered Public Accounting Firm.

           We noted that your report of the independent registered public accounting firm was not signed. Tell us how you considered
           Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

RESPONSE:  A manually signed audit opinion had been received from our independent registered public accounting firm. In the future a /s/ will be included on the electronically filed versions on the audit opinion to denote a signed copy. A form 10KSB/A (Amendment #3) has been filed to denote the /s/.

COMMENT 2: Note 10- Due to Related Party

           We have read and considered your response to comment 3 and remain unclear how your accounting treatment complies with the guidance in APB 26 footnote 1. Accordingly, it appears that you should have shown forgiveness of debt by the related party as a reduction of equity.


RESPONSE: FAS 140 paragraph 16 provides for the extinguishment of debt if the creditor is relieved of its obligation to pay the liability, with payment in the form of other financial assets. The company transferred the rights to one patent application pending in exchange for a $20,000 reduction in the amount owed to the CEO. Since the "patent rights" that were transferred had no value on the balance sheet, the full $20,000 profit was classified as "Other Income".


If you should have any questions, please feel free to contact me.

Sincerely,

  /s/ Charles Menendez
   ---------------------
    Charles Menendez
    President and Chief Financial Officer.